                 [NEW YORK COMMUNITY BANCORP, INC. LETTERHEAD]





                                December 8, 2005

VIA EDGAR
---------

Mr. Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      New York Community Bancorp, Inc.
                  Form 10-K for the year ended December 31, 2004
                  Filed March 16, 2005
                  File No. 001-31565
                  Response to Staff Comments dated November 30, 2005
                  ----------------------------------------------------------

Dear Mr. Walker:

         On behalf of New York Community Bancorp, Inc. ("NYB"or the "Company") I am writing in response to the Staff's letter, dated November 30, 2005, containing comments on NYCB's Annual Report on Form 10-K for the year ended December 31, 2004 (the "10-K Report").

         NYB's response to the Staff's comments is set out below. For convenience, each response follows the text of the comment to which it relates.

1. PLEASE TELL US IN DETAIL WHY YOU HAVE ADJUSTED YOUR OPERATING EARNINGS, A NON-GAAP FINANCIAL MEASURE, TO ELIMINATE RECURRING ITEMS SUCH AS GAINS OF [SIC] SALES OF BRANCHES AND BANK-OWNED PROPERTY AND MERGER-RELATED EXPENSES. REFER TO THE GUIDANCE IN ITEM 10(E)(II)(B) OF REGULATION S-K. ALSO REVISE YOUR DISCLOSURES IN FUTURE FILINGS AS NECESSARY.

         In response to the Staff's comment, NYB will eliminate the referenced adjustments in future filings with the Commission.

Donald Walker
Securities and Exchange Commission
December 8, 2005
Page 2


         In the past, the Company has included the adjustments because it believed such disclosures would be useful to investors for the following reasons: NYB is a holding company for New York Community Bank (the "Bank"), a thrift with assets of $25.0 billion at September 30, 2005. Our primary business is gathering deposits through a branch network that spans the New York metropolitan region, and investing such funds, together with other sources of funding, in the production of multi-family and other mortgage loans.

         As indicated in the 10-K Report, net interest income (defined as the difference between the interest income earned on loans and investments and the interest expense generated by deposits and borrowings) is our primary source of income and is supplemented by various ongoing sources of non-interest income.

         In 2000 and 2001, the revenues produced through these ongoing sources was complemented by a significant gain on the sale of bank-owned properties and, in 2004, by a significant gain on the sale of eight traditional branches in connection with the divestiture of our South Jersey Bank Division. The magnitude of these transactions was out-of-the ordinary and not indicative of our core business.

            To provide the investment community with a more accurate understanding of our capacity to generate earnings through ongoing operations, we felt it was necessary to exclude these unique sources of income when reporting our operating earnings for the respective twelve-month periods.

            Similarly, certain expenses incurred in connection with our merger transactions in 2000, 2001, and 2003 were excluded due to our belief that such expenses were, in substance, unrelated to the Company's core business of producing loans and gathering deposits, and stemmed from transactions that were unique based on, among other things, the structure, size, market and nature of the business of the companies acquired and the merger-related allocation of applicable Employee Stock Ownership Plan shares, which varies significantly from one company to another. Our ability to complete such transactions has been, and continues to be, subject to economic, competitive, and

Donald Walker
Securities and Exchange Commission
December 8, 2005
Page 3

            other factors that are unpredictable in nature. Likewise, it is impractical to assume that the Company will undertake such transactions year after year or, if such a transaction is completed in any year that the effect on the Company's operating income will be even remotely similar to the effect of prior M&A transactions.

         In addition, for the reasons set forth above, it is common practice for those who invest in, follow, and report on the banking industry to exclude the impact of gains on the sale of properties and branches and the impact of merger-related expenses when considering, and comparing, our financial performance with that of other banks. For example, SNL Financial, a premier information and research firm in the financial information marketplace, bases its annual ranking of the nation's 100 largest thrifts on operating earnings, and typically calculates this non-GAAP measure by excluding from GAAP earnings merger-related expenses and unusual gains on sale of branches and bank-owned properties, among other items. In addition, the majority of the analysts who follow the industry typically provide earnings estimates based on such operating earnings, supporting the Company's view that such disclosure is useful to investors, given that it reflects the Company's organic capacity to generate earnings from our core business.

2. PLEASE PROVIDE US WITH A RECONCILIATION OF EACH PER SHARE BASIS NON-GAAP FINANCIAL MEASURE TO THE GAAP FINANCIAL MEASURE OF EARNINGS PER SHARE, AND EXPLAIN HOW THESE MEASURES ARE USED BY MANAGEMENT AND IN WHAT WAY THEY PROVIDE MEANINGFUL INFORMATION TO INVESTORS. REFER TO THE GUIDANCE PROVIDED BY QUESTION 11 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES. PLEASE REVISE YOUR DISCLOSURES IN FUTURE FILINGS.

         In response to the Staff's comment, please see EXHIBIT A annexed hereto for a reconciliation of the per share basis non-GAAP financial measures to the GAAP financial measure of earnings per share referenced in the 10-K Report. In future filings with the Commission, disclosures of such per share reconciliations will be included if applicable.

Donald Walker
Securities and Exchange Commission
December 8, 2005
Page 4


         As indicated in response to the Staff's question 1, we believe that operating earnings, as we have defined them, and the related performance measures of basic operating earnings per share and diluted operating earnings per share, are useful to investors seeking to evaluate our ongoing operating performance and to compare our performance with other companies in the banking industry that also report operating earnings.

         We also believe that our cash earnings, as discussed on page 7 of the 10-K Report, and the related performance measures of basic cash earnings per share and diluted cash earnings per share, are useful to investors seeking to evaluate the Company's performance on an ongoing basis and with respect to other companies in the banking industry that also report cash earnings. Cash earnings are an important measure because of their contribution to tangible capital, which is further discussed in response to the Staff's question 3.

         Management of the Company utilizes operating earnings and cash earnings as a means of comparing our current and historic financial performance, and of comparing our financial performance with that of our industry peers.

         In addition, for the reasons set forth above, the importance of cash earnings is recognized by many of the analysts who follow the banking industry, as many of them provide cash earnings estimates for the companies they follow or report on the cash earnings generated by such companies.

3. PLEASE PROVIDE US WITH AND INCLUDE IN FUTURE FILINGS, ALL OF THE DISCLOSURES REQUIRED BY ITEM 10(E) OF REGULATION S-K FOR EACH NON-GAAP MEASURES THAT ARE REFERENCED WITHIN MANAGEMENT'S DISCUSSION AND ANALYSIS OR OTHER ITEMS, INCLUDING BUT NOT LIMITED TO:

     o  TANGIBLE STOCKHOLDERS' EQUITY (PAGE 7) OR CAPITAL (PAGE 14);
     o  TANGIBLE ASSETS (PAGE 31)

Donald Walker
Securities and Exchange Commission
December 8, 2005
Page 5


     o  TANGIBLE BOOK VALUE PER SHARE (PAGE 31); AND
     o  EFFICIENCY RATIO ON AN OPERATING BASIS (PAGE 39)

       In response to the Staff's comment, please see the Reconciliation Table annexed hereto as EXHIBIT B. The Company plans to include such a Table and related discussion in future filings.

         We believe it is important to disclose information regarding our tangible stockholders' equity and the related measures of tangible book value and tangible equity to tangible assets because we are required under federal and state banking regulations to exclude goodwill and other intangibles when measuring and reporting our capital adequacy. Because tangible capital by definition excludes goodwill and other intangibles, we believe it is an accurate measure of our ability to grow both organically and through business combinations, as well as our ability to pay dividends and to engage in various capital management strategies (including, among others, share repurchases). For these reasons, information regarding tangible stockholders' equity is commonly provided by banks and is commonly looked to by bank regulators, investors and analysts as an indication of a bank's capital strength.

         The operating efficiency ratio is another measure commonly used by banks and bank investors, and is one of six financial measures utilized by SNL Financial, an information and research firm in the financial information marketplace, in developing their performance ranking of the nation's 100 largest thrifts. Because the operating efficiency ratio indicates the percentage of ongoing revenues utilized to meet ongoing expenses, we considered it a meaningful measure of the profitability of our core business.

4. PLEASE REVISE IN FUTURE TO PROVIDE WITHIN YOUR SEPARATELY-CAPTIONED SECTION OF MANAGEMENT'S DISCUSSION AND ANALYSIS A ROBUST DISCUSSION OF YOUR OFF-BALANCE SHEET ARRANGEMENTS WHICH INCLUDES ALL ITEMS REQUIRED BY ITEM 303(A)(4) OF REGULATION S-K.

         In response to the Staff's comment, in future disclosures filed with the Commission, we will expand the existing disclosure regarding the Company's off-balance sheet arrangements to accompany the existing disclosure within our separately-captioned section of Management's Discussion and Analysis, as required by Item 303(a)(4) of Regulation S-K.

Donald Walker
Securities and Exchange Commission
December 8, 2005
Page 6

         If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report, please do not hesitate to contact me at (516) 683-4404.

                                           Sincerely,

                                           /s/ Joseph R. Ficalora

                                           Joseph R. Ficalora
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Attachments

cc:    Thomas R. Cangemi, Sr. EVP & Chief Financial Officer
       John Pinto, EVP & Chief Accounting Officer
       R. Patrick Quinn, Esq., EVP, Chief Corporate Governance Officer and Corporate Secretary
       Amanda Roberts, Staff Accountant, U.S. Securities and Exchange Commission

EXHIBIT A

OPERATING EARNINGS RECONCILIATION

====================================================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                        2004                     2003                     2002
------------------------------------------------------------------------------------------------------------------------------------
                                                             Basic  Diluted           Basic  Diluted           Basic    Diluted
                                                   Amount     EPS     EPS    Amount    EPS     EPS    Amount    EPS       EPS
                                                   ------     ---     ---    ------    ---     ---    ------    ---       ---
Net income                                        $355,086   $1.37   $1.33  $323,371  $1.70   $1.65  $229,230  $1.27     $1.25
Adjustments to net income:
  Other-than-temporary impairment:                   8,209    0.03    0.03         -      -       -         -      -         -
  Balance sheet repositioning charge               157,215    0.60    0.59         -      -       -         -      -         -
  Gain on sales of branches and Bank-owned property      -       -       -   (37,613) (0.20)  (0.19)        -      -         -
  Merger-related expenses                                -       -       -    20,423   0.11    0.10         -      -         -
  Income tax expense adjustment                          -       -       -         -      -       -         -      -         -
                                                  --------   -----   -----  --------  -----   -----  --------  -----     -----
Total adjustments to net income                    165,424    0.63    0.62   (17,190) (0.09)  (0.09)        -      -         -
Income tax effects on adjustments                  (65,591)  (0.25)  (0.25)   13,514   0.07    0.07         -      -         -
                                                  --------   -----   -----  --------  -----   -----  --------  -----     -----
Operating earnings                                $454,919   $1.75   $1.70  $319,695  $1.68   $1.63  $229,230  $1.27     $1.25
                                                  ========   =====   =====  ========  =====   =====  ========  =====     =====

========================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                        2001                     2000
--------------------------------------------------------------------------------------------------------
                                                             Basic  Diluted           Basic  Diluted
                                                   Amount     EPS     EPS    Amount    EPS     EPS
                                                   ------     ---     ---    ------    ---     ---

Net income                                        $104,467   $0.77   $0.75  $ 24,477  $0.33   $0.32
Adjustments to net income:
  Other-than-temporary impairment:                       -       -       -         -      -       -
  Balance sheet repositioning charge                     -       -       -         -      -       -
  Gain on sales of branches and Bank-owned property (1,500)  (0.01)  (0.01)  (13,500) (0.18)  (0.18)
  Merger-related expenses                           22,800    0.16    0.16    24,800   0.33    0.33
  Income tax expense adjustment                      3,000    0.02    0.02         -      -       -
                                                  --------   -----   -----  --------  -----   -----
Total adjustments to net income                     24,300    0.17    0.17    11,300   0.15    0.15
Income tax effects on adjustments                   (7,455)  (0.05)  (0.05)   (3,955) (0.06)  (0.06)
                                                  --------   -----   -----  --------  -----   -----
Operating earnings                                $121,312   $0.89   $0.87  $ 31,822  $0.42   $0.41
                                                  ========   =====   =====  ========  =====   =====

Total weighted average common shares outstanding:
                                                                          2004
                                                                          ----
Basic                                                              259,825,261
Diluted                                                            266,837,651

                                                                          2003
                                                                          ----
Basic                                                              189,826,992
Diluted                                                            196,303,469

                                                                          2002
                                                                          ----
Basic                                                              180,893,579
Diluted                                                            183,225,968

                                                                          2001
                                                                          ----
Basic                                                              136,404,830
Diluted                                                            138,763,623

                                                                          2000
                                                                          ----
Basic                                                               75,382,704
Diluted                                                             78,126,352


CASH EARNINGS RECONCILIATION

====================================================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              2004                     2003                     2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Basic  Diluted           Basic  Diluted           Basic  Diluted
                                                         Amount     EPS     EPS    Amount    EPS     EPS    Amount    EPS     EPS
                                                         ------     ---     ---    ------    ---     ---    ------    ---     ---
Net income                                               $355,086   $1.37   $1.33  $323,371  $1.70   $1.65  $229,230  $1.27   $1.25
Add back:
  Amortization and appreciation of stock-related
    benefit plans                                           9,612    0.04    0.04    29,637   0.16    0.15     5,902   0.03    0.03
  Associated tax benefits                                  30,266    0.11    0.11    15,041   0.08    0.08    15,860   0.09    0.09
  Dividends on unallocated ESOP shares                      4,866    0.02    0.02     4,218   0.02    0.02     2,718   0.01    0.02
  Amortization of core deposit intangibles and goodwill    11,440    0.04    0.04     6,907   0.04    0.03     6,000   0.03    0.03
  Other-than-temporary impairment charge                    8,209    0.03    0.03         -      -       -         -      -       -
                                                         --------   -----   -----  --------  -----   -----  --------  -----   -----
Total additional contributions to tangible
   stockholders' equity                                    64,393    0.24    0.24    55,803   0.30    0.28    30,480   0.16    0.17
                                                         --------   -----   -----  --------  -----   -----  --------  -----   -----
Cash earnings                                            $419,479   $1.61   $1.57  $379,174  $2.00   $1.93  $259,710  $1.43   $1.42
                                                         ========   =====   =====  ========  =====   =====  ========  =====   =====

=============================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              2001                     2000
-------------------------------------------------------------------------------------------------------------
                                                                   Basic  Diluted           Basic  Diluted
                                                         Amount     EPS     EPS    Amount    EPS     EPS
                                                         ------     ---     ---    ------    ---     ---

Net income                                               $104,467   $0.77   $0.75  $24,477   $0.33   $0.32
Add back:
  Amortization and appreciation of stock-related
    benefit plans                                          22,775    0.17    0.16   24,795    0.33    0.32
  Associated tax benefits                                  11,000    0.08    0.08    5,953    0.08    0.07
  Dividends on unallocated ESOP shares                      2,302    0.01    0.02    2,776    0.03    0.03
  Amortization of core deposit intangibles and goodwill     8,428    0.06    0.06      494    0.01    0.01
  Other-than-temporary impairment charge                        -       -       -        -       -       -
                                                         --------   -----   -----  -------   -----   -----
Total additional contributions to tangible
   stockholders' equity                                    44,505    0.32    0.32   34,018    0.45    0.43
                                                         --------   -----   -----  -------   -----   -----
Cash earnings                                            $148,972   $1.09   $1.07  $58,495   $0.78   $0.75
                                                         ========   =====   =====  =======   =====   =====

Total weighted average common shares outstanding:
                                                                            2004
                                                                            ----
Basic                                                                259,825,261
Diluted                                                              266,837,651

                                                                            2003
                                                                            ----
Basic                                                                189,826,992
Diluted                                                              196,303,469

                                                                            2002
                                                                            ----
Basic                                                                180,893,579
Diluted                                                              183,225,968

                                                                            2001
                                                                            ----
Basic                                                                136,404,830
Diluted                                                              138,763,623

                                                                            2000
                                                                            ----
Basic                                                                 75,382,704
Diluted                                                               78,126,352

EXHIBIT B


TANGIBLE STOCKHOLDERS' EQUITY RECONCILIATION
==================================================================================================      =======================
(IN THOUSANDS)                                                                       2004                        2003
--------------------------------------------------------------------------------------------------      -----------------------

                                                                                   Amount                       Amount
                                                                                   ------                       ------
Stockholders equity - GAAP                                                     $  3,186,414                 $  2,868,657
Adjustments to stockholders' equity:
  Goodwill                                                                       (1,951,438)                  (1,918,353)
  Core deposit intangibles                                                          (87,553)                     (98,993)
                                                                               ------------                 ------------
Total adjustments to stockholders' equity                                        (2,038,991)                  (2,017,346)
                                                                               ------------                 ------------
Tangible stockholders' equity                                                  $  1,147,423                 $    851,311
                                                                               ============                 ============


TANGIBLE ASSETS RECONCILIATION
==================================================================================================      =======================
(IN THOUSANDS)                                                                       2004                        2003
--------------------------------------------------------------------------------------------------      -----------------------

                                                                                   Amount                       Amount
                                                                                   ------                       ------
Total assets - GAAP                                                            $ 24,037,826                 $ 23,441,337
Adjustments to total assets:
  Goodwill                                                                       (1,951,438)                  (1,918,353)
  Core deposit intangibles                                                          (87,553)                     (98,993)
                                                                               ------------                 ------------
Total adjustments to total assets                                                (2,038,991)                  (2,017,346)
                                                                               ------------                 ------------
Tangible assets                                                                $ 21,998,835                 $ 21,423,991
                                                                               ============                 ============

RATIO OF STOCKHOLDERS' EQUITY TO TOTAL ASSETS                                         13.26%                       12.24%
RATIO OF TANGIBLE STOCKHOLDERS' EQUITY TO TANGIBLE TOTAL ASSETS                        5.22%                        3.97%


TANGIBLE BOOK VALUE PER SHARE
==================================================================================================      =======================
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                                   2004                        2003
--------------------------------------------------------------------------------------------------      -----------------------

                                                                                   Amount                       Amount
                                                                                   ------                       ------
Shares outstanding                                                              265,190,635                  256,649,073
  Less unallocated Employee Stock Ownership Plan shares                          (4,656,851)                  (5,068,648)
                                                                               ------------                 ------------
Shares used for book value per share computation                                260,533,784                  251,580,425
                                                                               ============                 ============

Stockholders' equity                                                           $  3,186,414                 $  2,868,657
Book value per share                                                           $      12.23                 $      11.40

TANGIBLE STOCKHOLDERS' EQUITY                                                  $  1,147,423                 $    851,311
TANGIBLE BOOK VALUE PER SHARE                                                  $       4.40                 $       3.38


OPERATING EFFICIENCY RATIO RECONCILIATION FOR THE TWELVE MONTHS ENDED 12-31-2004

                                                                                                    2004
===============================================================================================================================
(IN THOUSANDS)                                                                       GAAP                     Operating
--------------------------------------------------------------------------------------------------      -----------------------

Net interest income                                                            $    781,257                 $    781,257

Non-interest income                                                            $    (44,217)                $    (44,217)
   Add back:
     Loss on other-than-temporary impairment                                              -                        8,209
     Balance sheet repositioning charge                                                   -                      157,215
                                                                               ------------                 ------------
Adjusted non-interest income                                                   $    (44,217)                $    121,207

Total net interest income plus adjusted non-interest income                    $    737,040                 $    902,464

Total operating expenses                                                       $    193,632                 $    193,632

Efficiency Ratio                                                                      26.27%                       21.46%